UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement.
           Van Ness Feldman, P.C.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

Members
Richard Agnew                             Gary Bachman
Mitchell Bernstein                        John Buchovecky
John Burnes                               Howard Feldman
Stephen Fotis                             Patricia Godley
Paul Korman                               Nancy McNally (Non-attorney Principal)
Alan Mintz                                J. Curtis Moffatt
Margaret Moore                            Bob Nordhaus
Richard Penna                             Daniel Press
Julie Richardson                          Thomas Roberts
Rich Rosenzweig (Non-attorney Principal)  Cheryl Feik Ryan
Howard Shapiro                            Michael Swiger
Robert Szabo                              William Van Ness, Jr.
David Yaffee                              Ben Yamagata
Theresa Zolet

Of Counsel
Jennifer Corwin-Glick                   Cynthia Ingersoll
Sam Kalen                               Richard Kozlowski
Joe Oglander

Associates
Pamela Anderson                         Jaeleen Araujo
Howard Bleichfield                      Rebecca Boyd
Steven Burns                            John Hickey
Shippen Howe                            Janet Kratz
Susan Moore                             Joe Nelson
Jennifer Regis-Civetta                  Peter Robbins
Jay Ryan                                Jonathan Simon
Britt Speyer                            Stephen Spina

Legal Assistants                        Law Clerks
Stacey Aikens                           Andrew Art
Stephen Baruch
Larry Inouye
Marcus Page
Elliot Teel

Legislative Specialists                 Legislative Assistants
Amanda Esquibel                         Shelley Fichtner
Julie Kays
Jack Mingus
Susan Pettit

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     (A)  Various companies in the Entergy Power   Group of Entergy Corp.
          that are involved in the development, ownership, or operation of generating facilities under sections 32 and section 33 of the Public Utility Holding Company Act of 1935 (Act) and "qualifying facilities" under the Public Utility Regulatory Policies Act of 1978 (PURPA).

     (B) Cove Point LNG, L.P., a partnership between Potomac Electric Power Company and Columbia LNG Corporation, a wholly-owned subsidiary of Columbia Energy (formerly The Columbia Gas System, Inc.)

     (C) Columbia Electric (formerly Tristar Ventures, Inc.), a wholly-owned subsidiary of Columbia Energy (formerly The Columbia Gas System, Inc.)

     (D)  Columbia Energy Services Corp., a business group of Columbia Energy.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     (A) Van Ness Feldman is retained by Entergy Power Group on an hourly basis to advise its companies as to compliance with sections 32 and 33 of the Act, PURPA, the Federal Power Act, and the implementing regulations, and to draft various filings with regard to those laws and regulations for submission to the Securities and Exchange Commission (SEC) and the Federal Energy Regulatory Commission (FERC).

     (B) Van Ness Feldman is retained by Cove Point LNG, L. P. on an hourly basis to represent the partnership before the FERC, and provide regulatory advice concerning the Natural Gas Act and the Natural Gas Policy Act, and the implementing regulations.

     (C) Van Ness Feldman is retained by Columbia Electric on an hourly basis to advise the company as to compliance with PURPA and the implementing regulations, and various transactional matters.

     (D) Van Ness Feldman is retained by Columbia Energy Services Corporation on an hourly basis to advise the company as to compliance with the Emergency Petroleum Allocation Act and implementing regulations.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the under-signed, from each of the companies designated in item 3.
          (Use column (a) as supplementary statement only.)

                        Salary or other            Person or company from
                         payments                  whom received or to be
                     received in 1998 to be               received
Name of recipient       (a)            (b)


Van Ness Feldman       $963.36       not fixed        Entergy Power Group


Van Ness Feldman    $83,700.31       not fixed        Cove Point LNG


Van Ness Feldman           0         not fixed        Columbia Electric


Van Ness Feldman     $5,825.50       not fixed        Columbia Energy Serv.
                                                        Corporation


     (b)  Basis for compensation if other than salary.     hourly billing rate

6. (To be answered in supplementary statement only. See instructions) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a) Total amount of routine expenses charged to client and reimbursed in 1998:
                            Entergy Power:                 $      375.45
                            Cove Point:                    $    3,760.42
                            Columbia Electric:             $        0.00
                            Columbia Energy Serv. Corp.    $      458.41

     (b) Itemized list of all other expenses: No other expenses





Date__________________             Signed _______________________________